Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation	Ownership Percentage
MTS IntegraTRAK Inc.	Delaware	100%
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.)	New York	100%
MTS Asia Ltd.	Hong Kong	100%
Telegent Ltd.	Israel	100%
Jaraga B.V.	The Netherlands	100%
Verdura B.V. (a subsidiary of Jaraga B.V.)	The Netherlands	100%
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V. and 1% by Verdura B.V.)	The Netherlands	100%
Bohera B.V. (a subsidiary of Jaraga B.V.)	The Netherlands	100%
TABS Brazil Ltd, (a subsidiary of Bohera B.V.)	Brazil	100%